FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SALE OF UK PROBATE SERVICES BUSINESS

HSBC Trust Company (UK) Limited ('HTCU'), a wholly-owned subsidiary of HSBC Bank plc, has agreed to sell its UK probate services business to Simplify Channel Ltd ('Simplify').

As part of the sale, up to 73 employees will transfer from HSBC to Simplify together with the relevant business information. There are no other assets being transferred as part of this transaction. In addition to the sale, HTCU has also entered into a referral agreement with Simplify for UK customers requiring probate support.

The transaction is expected to complete in the fourth quarter of 2015.

Media enquiries to:
Sorrel Beynon	+44 20 7991 4645	sorrel.beynon@hsbc.com

Investor enquiries to:
UK	Hong Kong	USA
+44 (0)20 7991 3643	+852 2822 4908	+1 224 880 8008

Notes to editors:

1. HSBC Bank plc
HSBC serves 16.1 million customers in the UK and employs approximately 48,000 people. In the UK, HSBC offers a complete range of personal, premier and private banking services including bank accounts and mortgages. It also provides commercial banking for small to medium businesses and corporate and institutional banking services. HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,670bn at 31 March 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 06 May 2015